

July 12, 2010

Gary O. Marina
Chief Executive Officer
Banyan Rail Services, Inc.
2255 Glades Road, Suite 342-W
Boca Raton, FL 33431

      Re: Banyan Rail Services, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2009
             Form 10-Q for the Fiscal Quarter Ended March 31, 2010
             File No. 001-09043

Dear Mr. Marina:

      We have completed our review of your filings and do not have any further comments at this time.

                  Sincerely,

                  Linda VanDoorn
                  Senior Assistant Chief Accountant